Exhibit 99.1

SUZANO S.A.

Publicly-Held Company

Corporate Taxpayer ID (CNPJ/MF): 16.404.287/0001-55

Company Registry (NIRE): 29.3.0001633-1

MATERIAL FACT

São Paulo, December 23, 2023 – Suzano S.A. (“Company” or “Suzano”) (B3: SUZB3 / NYSE: SUZ), in compliance with Federal Law 6,404, of December 15, 1976, as amended (“Brazilian Corporations Law”), Resolution 44 of August 23, 2021, and CVM Resolution 80 of March 29, 2022, as amended, in continuation of the Material Fact notice disclosed on December 1, 2023, hereby informs its shareholders, investors and the market that:

Capex for fiscal year 2024 has been revised from fourteen billion, six hundred million reais (R$ 14.6 billion) to sixteen billion, five hundred million reais (R$ 16.5 billion) in order to reflect the investments mentioned in the Material Fact notice disclosed on this date regarding the acquisition of real estate and forestry assets in the state of Mato Grosso do Sul for a total sum of R$ 1,826 million.

Below is the new Capex breakdown for fiscal year 2024:

Capex (R$ billion)	Previous	New
Maintenance	7.7	7.7
Expansion, Modernization and Other	0.9	0.9
Land and Forests	1.4	3.3
Subtotal	10.0	11.9
Cerrado Project	4.6	4.6
Total	14.6	16.5

These estimates will be included in item 3 of the Company’s Reference Form and published on the CVM website (http://www.cvm.gov.br/) and the Company’s Investor Relations website (http://ri.suzano.com.br,) within the legal timeframe.

By disclosing the information contained in this Material Fact notice, the Company reaffirms its commitment to transparency in its relations with shareholders, investors and the market, and will keep them adequately informed of any later decision that significantly changes the abovementioned Capex estimated for the year.

The Capex estimates shown here merely reflect the current estimates or expectations of the Company's management, are subject to risks and uncertainties, and in no way constitute a promise of performance. These Capex estimates represent forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended. The terms "anticipates," "believes," "expects," "foresees," "intends," "plans," "projects," "aims," "shall" and other similar terms aim to identify such forecasts, which evidently involve risks or uncertainties that may or not be foreseen by the Company. Information on business prospects, projections and financial targets constitutes mere forecasts based on management's current expectations regarding the future of the Company and its subsidiaries. These expectations depend on market conditions and on the economic scenario in Brazil and the countries where the Company operates and the sectors in which it operates. Any change in the perception or the factors described above could cause actual results to differ from the estimates presented here.

São Paulo, December 23, 2023.

Marcelo Feriozzi Bacci

Chief Financial and Investor Relations Officer